SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Great Wolf Resorts, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

391523107

(CUSIP Number)

Philip M. Garthe HG Vora Capital Management, LLC 870 Seventh Avenue, Second Floor New York, NY 10019 (212) 707-4300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 6, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 391523107

(1)	Name of reporting person: HG Vora Special Opportunities Master Fund, Ltd.
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds: WC
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: Cayman Islands
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power: 4,125,000
	(8)	Shared voting power: 4,125,000
	(9)	Sole dispositive power: 4,125,000
	(10)	Shared dispositive power: 4,125,000
(11)	Aggregate amount beneficially owned by each reporting person: 4,125,000
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11): 12.34%
(14)	Type of reporting person: OO (Cayman Islands exempted company)

CUSIP No.: 391523107

(1)	Name of reporting person: HG Vora Capital Management, LLC
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds: AF
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power: 4,125,000
	(8)	Shared voting power: 4,125,000
	(9)	Sole dispositive power: 4,125,000
	(10)	Shared dispositive power: 4,125,000
(11)	Aggregate amount beneficially owned by each reporting person: 4,125,000
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11): 12.34%
(14)	Type of reporting person: PN

CUSIP No.: 391523107

(1)	Name of reporting person: Parag Vora
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds: AF
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: USA
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power: 4,125,000
	(8)	Shared voting power: 4,125,000
	(9)	Sole dispositive power: 4,125,000
	(10)	Shared dispositive power: 4,125,000
(11)	Aggregate amount beneficially owned by each reporting person: 4,125,000
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11): 12.34%
(14)	Type of reporting person: IN

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on March 15, 2012 (the “Previous Schedule 13D”) and is being filed by the Reporting Persons with respect to the Common Stock, par value $0.01 per share (the “Common Stock”), of Great Wolf Resorts, Inc., a Delaware corporation (the “Issuer”). Defined terms used but not defined herein shall have the respective meanings given to such terms in the Previous Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

The Fund has acquired beneficial ownership of an aggregate of 4,125,000 shares of Common Stock for $14,043,223 (inclusive of commissions) using either working capital from the Fund or the proceeds of margin loans under margin loan facilities maintained in the ordinary course of business by the Fund with a broker on customary terms and conditions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and restated as follows:

The Reporting Persons have acquired the Issuer’s Common Stock for investment purposes, and such purchases have been made in the Reporting Persons’ ordinary course of business.

In pursuing such investment purposes, in accordance with all applicable laws, rules and regulations, the Reporting Persons may further purchase, hold, vote, trade, dispose or otherwise deal in the Common Stock at times, and in such manner, as they deem advisable to benefit from changes in market prices of such Common Stock, changes in the Issuer’s operations, business strategy or prospects, or from sale or merger of the Issuer. To evaluate such alternatives, the Reporting Persons will routinely monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Reporting Persons and other investment considerations. Consistent with its investment research methods and evaluation criteria, the Reporting Persons may discuss such matters with management or directors of the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors.

On April 6, 2012, the Reporting Persons delivered a letter to the Board of Directors of the Issuer. The letter is attached as an Exhibit to this Amendment and is incorporated herein in its entirety.

The Reporting Persons reserve the right to acquire additional Common Stock or dispose of all the Common Stock beneficially owned by them, in the public market or privately negotiated transactions and in accordance with all applicable laws, rules and regulations. Except as set forth above, the Reporting Persons currently have no plan or proposals with respect to any of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

(a) and (b). Set forth below is the beneficial ownership of shares of Common Stock of the Issuer for each of the Reporting Persons.

1.	Fund – 4,125,000 shares of Common Stock, which represents 12.34% of the Issuer’s outstanding Common Stock.

2.	Manager – 4,125,000 shares of Common Stock, which represents 12.34% of the Issuer’s outstanding Common Stock.

3.	Parag Vora – 4,125,000 shares of Common Stock, which represents 12.34% of the Issuer’s outstanding Common Stock.

All percentages set forth in this Schedule 13D are based upon the Issuer’s reported 33,429,289 outstanding shares of Common Stock as reported in the Issuer’s Schedule 14D-9 filed with the Securities and Exchange Commission on March 13, 2012.

(c). The following describes the Reporting Persons’ purchase and sale activity in shares of Common Stock in the open market since the filing of the Previous Schedule 13D:

HG Vora Special Opportunities Master Fund, LTD

Trailing WOLF Trading History since Previous Schedule 13D

Trade Date	Shares Purchased /(Sold)	Avg. Price of Shares Purchased or Sold
4/4/12	125,000	$5.6411

(d) and (e). Not applicable.

Item 7.	Material to be Filed as Exhibits.

Item 7 is amended by adding at the end thereof:

(2) Letter to the Board of Directors of Great Wolf Resorts, Inc., dated April 6, 2012.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 6, 2012

HG VORA SPECIAL OPPORTUNITIES MASTER FUND, LTD.

By:	/s/ Parag Vora
Name:	Parag Vora
Title:	Director

HG VORA CAPITAL MANAGEMENT, LLC

By:	/s/ Parag Vora
Name:	Parag Vora
Title:	Managing Member

By:	/s/ Parag Vora
Name:	Parag Vora